UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the Month of January 2026

Commission File Number: 001-42804

Kyivstar Group Ltd.

(Translation of registrant’s name into English)

Unit 517, Level 5

Index Tower

Dubai International Financial Centre (DIFC)

United Arab Emirates

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

EXPLANATORY NOTE

On November 10, 2025, Kyivstar Group Ltd. (the “Company”) furnished an earnings release (the “Q3 Earnings Release”) announcing its third quarter updates and financial results for the three and nine months ended September 30, 2025. The Company is furnishing this Current Report on Form 6-K to note that the non-IFRS measures Equity Free Cash Flow and LTM Equity Free Cash Flow presented in the Q3 Earnings Release included a one-time cash adjustment for proceeds from shares issuance of $134 million. To enhance period-to-period comparability and to provide additional clarity to the market, the Company advises that the definition of Equity Free Cash Flow used in the Q3 Earnings Release should be updated to exclude cash inflows from proceeds from shares issuance.

Applying the updated definition, Equity Free Cash Flow before licenses and leases for the three and nine months ended September 30, 2025 was $40 million and $203 million, respectively, and LTM Equity Free Cash Flow as of September 30, 2025 was $239 million. Equity Free Cash Flow after licenses and leases for the three and nine months ended September 30, 2025 was $31 million and $176 million, respectively.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: January 23, 2026	Kyivstar Group Ltd.

	By:	/s/ Boris Dolgushin
	Name:	Boris Dolgushin
	Title:	Chief Financial Officer

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